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November 16, 2022

FILED VIA EDGAR CORRESPONDENCE

Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-4720
Attn: Alison White

Re:	Mexico Equity & Income Fund Proxy Statement on Schedule 14A

Dear Ms. White:

On behalf of the Mexico Equity & Income Fund (the “Fund”), this letter is in response to comments on November 9, 2022 from the Staff of the U.S. Securities and Exchange Commission (the “Commission”) regarding the Fund’s Preliminary Proxy Statement on Schedule 14A filed on November 4, 2022 (the “Proxy Statement”) under the Securities Exchange Act of 1934, as amended (the “1934 Act”) and the Investment Company Act of 1940, as amended (the “1940 Act”). We have set forth below, in bold face type, the text of the comment, followed by the Fund’s responses:

1.	Please proved a copy of the proxy card. Please confirm that the proxy card will be included in any future preliminary proxy statement filings by the Fund.

Response:  A copy of the proxy card is attached as Appendix A to this letter.  The Fund confirms that a draft proxy card will be included with any future preliminary proxy statement filings made by the Fund.

2.	Please ensure that the details of Proposal 2 will be included in its description on the proxy card.

Response:  Proposal 2 is described as follows on the proxy card:

“To amend the Fund's fundamental investment restriction related to borrowing or issuing senior securities to allow borrowing and issuing as permitted by the Investment Company Act of 1940 (the "1940 Act"), or any rule or order thereunder.”

Blank Rome LLP | blankrome.com

November [15], 2022

3.
Reference is made to the third paragraph under the “PROPOSAL 2: APPROVAL OF AMENDED FUNDAMENTAL INVESTMENT RESTRICTION RELATING TO BORROWING” section of the Proxy Statement.  Please delete “or interpretation” from the last line of the “Proposed Fundamental Investment Restriction” or, in the alternative, explain the statutory basis for its inclusion.

Response:  The requested deletion has been made.

4.
Reference is made to the fourth paragraph under the “PROPOSAL 2: APPROVAL OF AMENDED FUNDAMENTAL INVESTMENT RESTRICTION RELATING TO BORROWING” section of the Proxy Statement. Please add disclosure to this paragraph regarding the inherent conflict of interest that could arise for management with respect to shareholder approval of Proposal 2.

Response:  The following has been added where at the end of the referenced paragraph:

“Thus, there is an inherent conflict of interest that may incentivize the Adviser to propose that the Fund engage in certain leverage transactions. However, the final determination as to the type and timing of any leverage arrangements entered into by the Fund would be subject to the approval of the Board, which is comprised solely of Independent Directors.”

5.
Reference is made to the last paragraph under the “PROPOSAL 2: APPROVAL OF AMENDED FUNDAMENTAL INVESTMENT RESTRICTION RELATING TO BORROWING - More about Leverage and Leverage Risk” section of the Proxy Statement. Please explain the types of derivatives the Fund may use and also disclose whether the Fund will be a “limited derivatives user” under Rule 18f-4 of the 1940 Act.

Response:  The referenced sentence has been removed.  In addition, disclosure has been added to the fourth paragraph under the “PROPOSAL 2: APPROVAL OF AMENDED FUNDAMENTAL INVESTMENT RESTRICTION RELATING TO BORROWING” section of the Proxy Statement to clarify that the Board has not approved any leverage arrangement with respect to the Fund and will not approve any leverage arrangement if shareholders fail to approve this proposal.

6.
Reference is made to the last paragraph under the “Additional Information about the Board of Directors - Board Meetings and Committees” section of the Proxy Statement. In the first paragraph of such section, please disclose the number of times the Fund’s board met during the fiscal year ended July 31, 2022 as required by Item 22(b)(15)(i) of Schedule 14A and Item 407(b)(1) of Regulation S-K.

Response:  The requested disclosure has been added.

November [15], 2022

7.
Reference is made to the “Nominating Committee” section beginning on page 17 of the Proxy Statement.  If the Nominating Committee has a charter, please include the disclosure required by Item 22(b)(15)(ii)(A) of Schedule 14A, Item 407(c)(2)(i) of Regulation S-K and Instruction 2 to Item 407 of Regulation S-K.

Response: The requested disclosure has been added.

8.
Under “Other Business” on the last page of the Proxy Statement, please disclose the process for shareholders to send communications to the Fund’s board of directors as required by Item 22(b)(15)(i) of Schedule 14A and Item 407(f) of Regulation S-K.

Response: The requested disclosure has been added.

Should you have any additional questions or comments regarding this letter, please contact me at (212) 885-5205.

Sincerely,

/s/ Margaret M. Murphy Margaret M. Murphy

November [15], 2022

APPENDIX A

PROXY TABULATOR
P.O. BOX 9112
FARMINGDALE, NY 11735

To vote by Internet

1) Read the Proxy Statement and have the proxy card below at hand.
2) Go to website **www.proxyvote.com**
3) Follow the instructions provided on the website.

To vote by Telephone

1) Read the Proxy Statement and have the proxy card below at hand.
2) Call **1-800-690-6903**
3) Follow the instructions.

To vote by Mail

1) Read the Proxy Statement.
2) Check the appropriate boxes on the proxy card below.
3) Sign and date the proxy card.
4) Return the proxy card in the envelope provided.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

D92888-P81877

KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

1. To elect the below-named nominees as Class III Director to hold office for the time period relating to such nominee's class and until his successor has been duly elected and qualified.

	For	Against	Withhold
1a. Glenn Goodstein	☐	☐	☐
1b. Gerald Hellerman	☐	☐	☐

The Board of Directors recommends a vote FOR the nominees listed above.

The Board of Directors recommends a vote FOR proposal 2 above.

3. To consider and vote upon such other matters as may properly come before said Meeting or any adjournment thereof.

Signature(s) should be exactly as name or names appearing on this proxy. If shares are held jointly, each stockholder is requested to sign, but only one signature is required. If signing is by an attorney, executor, administrator, trustee or guardian, please give full title. By signing this proxy card, receipt of the accompanying Notice of Annual Meeting of Stockholders and Proxy Statement is acknowledged.

Signature [PLEASE SIGN WITHIN BOX] Date

Signature [Joint Owners] Date